788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 15-310
December 4, 2015

Waterberg Project Update
Additional Thick and Shallow Intercepts
Resource Update in Progress
Pre-feasibility Engineering Continues

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports significant advancement in the Waterberg Project. Drilling has demonstrated good continuity in the near surface Super F zones. The Northern Super F zone has been extended up dip nearer to surface, including an intercept of 3.43 g/t 3E ( 0.90 g/t Pt, 2.36 g/t Pd, 0.17 g/t Au) over 5.55 meters (estimated true thickness of 4.33 meters) at a vertical depth of 173.5 meters. Intercepts also include 90.95 meters, from a depth of 466.28 meters to 557.23 meters, grading 3.71 g/t 3E (0.99 g/t Pt, 2.52 g/t Pd, 0.20 g/t Au) with an estimated true thickness of 71 meters.

Drilling on the T zone has also confirmed depth continuity, including an intercept of 5.84 g/t (1.80 g/t Pt, 2.86 g/t Pd, 1.18 g/t Au) over 19 meters with a 15 meters true width at a depth of 812 meters to 831 meters.

Thicker F Zones and T Zone are targeted for Indicated Resource Update and Mine Planning

The shape and orientation of Super F zones with a thickness of 60 meters or more is of special interest for mine planning in an ongoing pre-feasibility study. The Waterberg deposit is unusually thick compared to most South African platinum mines.

Drilling completed since the cut off for the last resource update on July 22, 2015 includes 31,783 meters in 44 holes and 58 deflections. As at November 8, 2015 a total of approximately 280,676 meters have been drilled at Waterberg in 275 diamond drill boreholes with 444 deflections.

The latest drilling at Waterberg has targeted increased resources through the expansion of thicker “Super F” zones up dip and shallower as well as the expansion of mineralized areas in the indicated category for a resource update now in progress. As shown in the detailed drill results below, the deposit has been intersected with excellent continuity and a new area of Super F has been identified with multiple intercepts.

Pre-Feasibility Engineering On-going.

The three highest valued zones-T zone, Central Super F and Northern Super F zone will be targeted for inclusion in the mine design work.

PLATINUM GROUP METALS LTD.	…2

Pre-feasibility work including design and preparation for power and water supplies, mine planning, metallurgical studies and trade-off analysis has continued throughout 2015 using a group of independent specialists. Metallurgical work to study deposit variability and optimize the potential flow sheet and concentrate recoveries is ongoing. This work has been encouraging.

A resource update including recent drilling is scheduled for completion in early 2016 and will be used for the pre-feasibility mine plan. The consolidation of the project area in a recent agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) has allowed the full deposit strike length of 13 kilometers, including shallow Super F zones, to be considered and optimized in the pre-feasibility study. All of the current 2015 project work continues to be funded by a commitment from JOGMEC.

The new drill results details are as follows:

BHID	FROM	TO	ZONE	LENGTH	PT	PD	AU	PGE	Prill	CU	NI
				m	g/t	g/t	g/t	g/t	Pt:Pd:Au	%	%
WE052D0	466.63	562.18	SFZ	95.55	0.83	2.14	0.17	3.14	26:68:5	0.10	0.21
WE052D1	466.00	560.00	SFZ	94.00	1.02	2.41	0.19	3.62	28:67:5	0.13	0.22
WE052D2	466.28	557.23	SFZ	90.95	0.99	2.52	0.20	3.71	27:68:5	0.13	0.22
WE052D4	466.50	557.04	SFZ	90.54	0.91	2.24	0.18	3.33	27:67:5	0.12	0.22
WE053D1	614.00	664.50	SFZ	50.50	1.38	3.36	0.25	4.99	28:67:5	0.14	0.26
WE053D2	613.50	664.50	SFZ	51.00	1.29	3.24	0.24	4.77	27:68:5	0.14	0.26
WE054D0	352.50	383.41	SFZ	30.91	0.87	2.17	0.16	3.20	27:68:5	0.11	0.21
WE054D1	352.00	382.52	SFZ	30.52	0.71	1.76	0.15	2.63	27:67:6	0.08	0.17
WE054D2	343.50	376.50	SFZ	33.00	0.87	2.25	0.17	3.29	27:68:5	0.09	0.20
WE055D0	522.50	529.50	FZ	7.00	0.58	1.47	0.10	2.15	27:68:5	0.04	0.18
WE055D1	525.41	533.50	FZ	8.09	0.58	1.38	0.11	2.07	28:67:5	0.04	0.20
WE056D0	716.63	740.00	SFZ	23.37	1.24	3.30	0.21	4.75	26:69:4	0.14	0.26
WE056D1	717.80	741.00	SFZ	23.20	1.42	3.51	0.22	5.15	28:68:4	0.15	0.31
WE057D2	952.00	962.68	FZ	10.68	0.65	1.61	0.11	2.37	27:68:5	0.06	0.19
WE058D0	765.50	770.50	FZ	5.00	0.46	0.90	0.09	1.44	32:62:6	0.08	0.16
WE058D1	765.50	770.50	FZ	5.00	0.19	0.43	0.05	0.67	28:65:7	0.05	0.14
WE059D0	995.50	1 013.00	SFZ	17.50	0.81	1.95	0.17	2.93	28:67:6	0.05	0.10
WE059D1	994.00	1 011.00	SFZ	17.00	1.21	2.71	0.25	4.17	29:65:6	0.06	0.13
WE059D2	992.00	1 010.00	SFZ	18.00	1.31	2.70	0.16	4.17	31:65:4	0.04	0.10
WE060D0	552.80	563.82	FZ	11.02	0.83	2.13	0.17	3.13	27:68:5	0.11	0.18
WE060D1	548.50	557.00	FZ	8.50	0.67	1.75	0.11	2.53	26:69:4	0.09	0.23
WE061D0	404.95	479.06	SFZ	74.11	1.15	2.44	0.18	3.77	31:65:5	0.11	0.22
WE061D1	406.79	479.34	SFZ	72.55	0.92	2.08	0.17	3.17	29:66:5	0.11	0.23
WE062D0	510.00	519.00	FZ	9.00	0.30	0.64	0.06	1.00	30:64:6	0.06	0.15
WE062D1	510.00	519.00	FZ	9.00	0.61	1.20	0.11	1.92	32:63:6	0.14	0.24
WE062D2	510.00	519.18	FZ	9.18	0.41	0.76	0.08	1.25	33:61:6	0.08	0.18
WE063D0	Intersected a dyke
WE064D0	294.50	300.50	FZ	6.00	0.95	2.40	0.15	3.50	27:69:4	0.11	0.27
WE064D1	293.87	300.50	FZ	6.63	1.17	2.69	0.11	3.97	29:68:3	0.08	0.28
WE065D0	252.75	291.78	SFZ	39.03	0.83	2.23	0.19	3.25	26:69:6	0.11	0.23
WE065D1	252.50	293.00	SFZ	40.50	0.74	1.89	0.14	2.77	27:68:5	0.09	0.21
WE066D0	643.50	648.00	FZ	4.50	1.95	3.40	0.27	5.62	35:60:5	0.11	0.35
WE066D1	643.00	652.50	FZ	9.50	2.12	3.16	0.31	5.59	38:57:6	0.14	0.34
WE067D1	465.50	476.47	FZ	10.97	1.44	3.21	0.27	4.92	29:65:5	0.16	0.33
WE067D1	480.99	491.50	FZ	10.51	1.18	2.67	0.22	4.07	29:66:5	0.14	0.27
WE067D2	468.00	477.50	FZ	9.50	1.35	3.07	0.26	4.68	29:66:6	0.18	0.32
WE067D2	480.50	490.46	FZ	9.96	1.39	3.01	0.24	4.64	30:65:5	0.17	0.31
WE068D0	210.50	216.90	FZ	6.40	0.89	2.12	0.16	3.17	28:67:5	0.08	0.24
WE068D0	274.00	283.50	FZ	9.50	0.80	2.16	0.18	3.14	25:69:6	0.14	0.21
WE068D1	210.50	217.00	FZ	6.50	0.52	1.42	0.11	2.05	25:69:5	0.05	0.20
WE068D1	275.00	287.60	FZ	12.60	0.74	1.79	0.15	2.68	28:67:6	0.12	0.20
WE070D0	199.00	201.50	FZ	2.50	0.39	1.17	0.07	1.63	24:72:4	0.05	0.18
WE071D0	Beyond subcrop
WE072D0	173.50	179.00	FZ	5.50	0.90	2.36	0.17	3.43	26:69:5	0.12	0.24
WE073D0	205.00	214.54	FZ	9.54	1.12	3.17	0.25	4.54	25:70:6	0.13	0.29
WE074D0	Beyond subcrop
WE075D0	F_Zone replaced by sill
WE076D0	Beyond subcrop

PLATINUM GROUP METALS LTD.	…3

BHID	FROM	TO	ZONE	LENGTH	PT	PD	AU	PGE	Prill	CU	NI
				m	g/t	g/t	g/t	g/t	Pt:Pd:Au	%	%
WB179D0	632.04	639.70	TZ	7.66	1.24	1.55	1.26	4.05	31:38:31	0.13	0.06
WB179D1	632.50	640.00	TZ	7.50	1.36	1.95	1.57	4.88	28:40:32	0.14	0.05
WB180D0	646.50	650.50	TZ	4.00	0.27	0.73	0.07	1.07	25:68:7	0.01	0.05
WB180D1	646.42	650.50	TZ	4.08	1.82	3.24	0.46	5.52	33:59:8	0.04	0.06
WB182D0	441.30	446.05	TZ	4.75	0.53	0.90	0.37	1.80	29:50:21	0.06	0.06
WB182D1	441.00	446.00	TZ	5.00	0.24	0.43	0.20	0.87	28:49:23	0.03	0.03
WB182D2	440.00	445.00	TZ	5.00	0.41	0.65	0.32	1.38	30:47:23	0.06	0.04
WB182D3	441.00	445.50	TZ	4.50	1.12	1.68	0.81	3.61	31:47:22	0.11	0.07
WB184D0	676.50	684.00	TZ	7.50	0.52	0.97	0.30	1.79	29:54:17	0.07	0.08
WB184D1	677.50	685.50	TZ	8.00	0.93	1.48	0.69	3.10	30:48:22	0.12	0.10
WB184D2	676.36	684.00	TZ	7.64	1.30	2.04	0.69	4.03	32:51:17	0.12	0.10
WB185D0	876.50	879.50	TZ	3.00	0.29	0.68	0.01	0.98	30:69:1	0.01	0.02
WB186D0	811.00	831.50	TZ	20.50	1.43	2.52	1.18	5.13	28:49:23	0.38	0.16
WB186D2	812.00	831.00	TZ	19.00	1.80	2.86	1.18	5.84	31:49:20	0.40	0.17
WB187D0	681.92	685.50	TZ	3.58	0.73	1.29	0.43	2.45	30:53:18	0.07	0.05
WB187D1	681.37	685.07	TZ	3.70	0.08	0.12	0.04	0.24	33:50:17	0.05	0.04
WB187D2	681.59	685.00	TZ	3.41	2.94	5.06	1.97	9.97	29:51:20	0.22	0.11
WB188D0	632.50	637.00	TZ	4.50	1.32	2.98	0.37	4.67	28:64:8	0.06	0.03
WB188D1	633.50	638.00	TZ	4.50	2.27	5.55	0.94	8.76	26:63:11	0.09	0.05
WB188D2	633.50	638.00	TZ	4.50	2.70	6.48	1.10	10.28	26:63:11	0.10	0.06
WB189D1	674.50	678.50	TZ	4.00	1.04	1.79	0.41	3.24	32:55:13	0.06	0.03
WB189D2	674.50	678.50	TZ	4.00	0.79	1.59	0.55	2.93	27:54:19	0.08	0.04
WB189D3	674.50	678.50	TZ	4.00	0.77	1.23	0.35	2.35	33:52:15	0.04	0.02
WB190D0	639.00	642.00	TZ	3.00	0.14	0.27	0.03	0.44	32:61:7	0.01	0.03
WB191D0	745.00	748.35	TZ	3.35	0.07	0.07	0.05	0.19	37:37:26	0.01	0.01
WB191D1	744.50	747.50	TZ	3.00	0.75	1.05	0.52	2.32	32:45:22	0.04	0.02
WB191D2	745.00	748.00	TZ	3.00	2.03	3.04	0.84	5.91	34:51:14	0.05	0.03
WB191D3	745.00	748.00	TZ	3.00	0.38	0.47	0.09	0.94	40:50:10	0.01	0.01
WB193D0	658.08	662.74	TZ	4.66	0.61	1.15	0.48	2.24	27:51:21	0.06	0.06
WB193D1	657.00	661.84	TZ	4.84	1.35	1.85	0.75	3.95	34:47:19	0.12	0.08
WB193D2	656.59	662.50	TZ	5.91	2.10	4.39	1.47	7.96	26:55:18	0.21	0.14
WB194D0	761.50	765.00	TZ	3.50	1.64	3.61	0.54	5.79	28:62:9	0.09	0.04
WB194D1	761.50	764.50	TZ	3.00	0.79	0.92	0.12	1.83	43:50:7	0.02	0.01

FZ – F Zone
SFZ- Super F Zone – more than 10 meters
TZ- T Zone

PLATINUM GROUP METALS LTD.	…4

July 2015 Waterberg Resources

The resources at Waterberg prior to the drilling above are:

25.64 Million Ounces Platinum, Palladium and Gold Inferred plus 12.61 Million Ounces Indicated Inferred

246 million tonnes grading 3.25 g/t 3E (0.98 g/t Pt, 2.11 g/t, Pd, 0.16 g/t Au, 2.50 g/t cut-off)

Indicated 121 million tonnes grading 3.24 g/t 3E (0.97 g/t Pt, 2.11 g/t, Pd, 0.16 g/t Au, 2.50 g/t cut-off)

(See July 22, 2015 News Release and Sept 04 Report on SEDAR Waterberg Technical Report at www.sedar.com)

1. The Mineral Resources are classified in accordance with the SAMREC standards. There are certain differences with the "CIM Standards on Mineral Resources and Reserves"; however, in this case the Company believes the differences are not material and the standards may be considered the same. Mineral Resources do not have demonstrated economic viability and Inferred resources have a high degree of uncertainty. Mineral Resources may never be upgraded or converted to reserves.

2. The Mineral Resources are reported on a 100% project basis and Inferred and Indicated categories are separate and the estimates have an effective date of July 20th 2015.

3. A cut-off grade of 2.5 g/t 3E for both the T and the F zones is applied to the selected base case Mineral Resources. Previously a 2 g/t 4E cut-off was applied to the resources.

4. Kriging was used and Cut off for the T and the F zones considered costs, smelter discounts, concentrator recoveries from previous engineering work completed on the property by the Company

5. Mineral Resources were completed by Charles Muller of CJM Consulting.

WBJV Project 1 Update

The WBJV Project 1 commissioning and planned start of production is advancing with no material variance from the Company’s year-end guidance. Safe plant start-up preparations are being made by an experienced operating team from Tailings Technology under contract along with other senior advisors on site to assist the Platinum Group owner’s team. Detailed operating arrangements with the offtake smelter are proceeding as planned. Underground development in multiple opened Merensky reef positions is proceeding and stockpile build continues.

PLATINUM GROUP METALS LTD.	…5

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., founded in 2002 is based in Johannesburg, South Africa and Vancouver, Canada.

There is no material business change that is related to the recent decrease in the Company share price. The Company has approximately C$ 110 million in cash and is executing its business plan as announced. The Waterberg project is funded through a US$ 20 million commitment of JOGMEC and is advancing as outline above as planned.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones CEO and Co Founder

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The securities described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an available exemption therefrom.

PLATINUM GROUP METALS LTD.	…6

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the construction, development and ramp up of the Project 1 platinum mine; operational and economic projections with respect to the Project 1 platinum mine; future activities at Waterberg and the funding of such activities; trends in metal prices; the Company’s overall capital requirements and future capital raising activities; plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of resources also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including; the Company’s capital requirements may exceed its current expectations; the uncertainty of operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.